Exhibit 99.1

Inspira Technologies Signs Strategic Agreement with Innovimed for the Potential Deployment of 1,522 ART Systems in Poland, Czech Republic & Slovakia

The agreement to target $108 million for Inspira Technologies over a 7-year period, subject to regulatory approvals

Ra’anana, Israel, December 9 , 2021 – Inspira Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW) (the “Company” or “Inspira Technologies”), a groundbreaking respiratory support technology company, announced today that it has signed an exclusive summary distribution agreement with Innovimed Sp. z o.o (“Innovimed”), a master distributor specializing in state-of-the-art medical solutions in Eastern Europe, Middle East and Africa. The Innovimed leadership team, have decades of experience with sales, marketing and distribution with medical devices in global healthcare industry companies including Baxter (AG).

The summary distribution agreement will be followed by a more comprehensive agreement, follows the distribution agreement signed last month with WAAS Group for potential $66 million in Spain & Portugal. The agreement entered has an initial term of 7 years, subject to completion of product development and regulatory approval. The parties will collaborate on the marketing and deployment of the ART device, designed to treat deteriorating respiratory failure patients, while they are awake and breathing. The ART, an early extracorporeal respiratory support system, has the potential to minimize the need for invasive mechanical ventilation across Poland, Czech Republic and Slovakia.

According to the agreement, and in order to maintain exclusivity in the territory, Innovimed has committed to purchase minimum orders of 1,552 ART devices and 59,040 disposable units for deployment at hospitals and medical centers, subject to regulatory approvals for the sale and marketing of the ART devices in Poland, Czech Republic and Slovakia.

“Poland, Czech Republic and Slovakia are very interesting markets for Inspira’s ART device. The extracorporeal membrane oxygenation (ECMO) program for Greater Poland’ takes full advantage of the ECMO perfusion therapy opportunities to promote the health of citizens in the region. I believe that this program may lead to an expedited adoption of the ART device based on extracorporeal respiratory approach in these markets,” stated Joe Hayon, Inspira Technologies’ Co-Founder, President and Chief Financial Officer.

Michal Maciazek, Managing Partner at Innovimed, stated: “Innovimed aims to contribute to its patients health by offering an innovative, unique and state-of-the-art range of medical solutions impacting progress in their medical therapy. We found Inspira’s ART device as one of these potential solutions that may change the life of acute respiratory failure patients in Poland, Czech Republic and Slovakia. We plan to explore the distribution of the innovative ART device in additional regions.”

About Inspira Technologies OXY B.H.N. Ltd.

Inspira Technologies is an innovative medical device company in the respiratory care industry. Inspira is developing the ART device, a cost effective early extracorporeal respiratory support system with an intent to function as an “Artificial Lung” for deteriorating respiratory patients. The ART device designed to utilize a hemo-protective flow approach aimed to rebalance saturation levels while patients are awake and breathing, potentially minimizing the patient’s need for mechanical ventilation. The Company’s product has not yet been tested or used in humans and has not been approved by the U.S. Food and Drug Administration (FDA) or the CE or other required regulatory agencies.

For more information, please visit our corporate website: www.inspirao2.com

About INNOVIMED

The company was established to support global companies with starting business in the emerging markets. Through long-lasting carriers within MedTech and Pharma businesses in the East Europe and Africa we gained necessary knowledge and experience to offer our services. We have our HQ located in UAE and the second office located in Europe to make cooperation with companies even easier. We offer our deep knowledge of the Region combined with strategic approach to support launch of your products here in the Region.

For more information, please visit our corporate website: https://innovimed.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, the Company is using forward-looking statements when it discusses the terms of an exclusive distribution agreement with Innovimed, the plan to sign a more comprehensive agreement, the potential revenue to Inspira Technologies, the minimum purchase targets under the agreement, that this program may lead to an expedited adoption of the ART device based on extracorporeal respiratory approach in these markets, the parties’ plan to explore additional regions and collaboration on the marketing and deployment of the ART device and that the ART has the potential to minimize the need for mechanical ventilation across Poland, Czech Republic and Slovakia. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s Registration Statement on Form F-1 filed with the SEC, which is available on the SEC’s website, www.sec.gov.

For more details:

Miri Segal, Investor Relations, MS-IR LLC

+917-607-8654, msegal@ms-ir.com